Chesapeake Midstream Partners, L.P.

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

October 6, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Chesapeake Midstream Partners, L.P.

Registration Statement on Form S-3

File No. 333-175982

Ladies and Gentlemen:

The undersigned, Chesapeake Midstream Partners, L.P. (the “Partnership”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. Eastern time on Friday, October 7, 2011, or as soon thereafter as practicable.

The Partnership acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Chesapeake Midstream Partners, L.P.

By:	Chesapeake Midstream GP, L.L.C., its general partner

By:	/s/ David C. Shiels
David C. Shiels
Chief Financial Officer